UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 2nd, 2024

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	China: TotalEnergies will supply 2 million tons of LNG per year to Sinopec for 15 years (November 4, 2024).

Exhibit 99.2	TotalEnergies Energy Outlook 2024 (November 4, 2024).

Exhibit 99.3	Disclosure of Transactions in Own Shares (November 4, 2024).

Exhibit 99.4	The Oil & Gas Decarbonization Charter publishes its first report to baseline, prioritize and track progress on emissions reductions (November 12, 2024).

Exhibit 99.5	Disclosure of Transactions in Own Shares (November 12, 2024).

Exhibit 99.6	COP29: TotalEnergies deploys continuous, real-time methane emissions detection equipment on all its operated upstream assets (November 14, 2024).

Exhibit 99.7	TotalEnergies, bp, Equinor and Shell join forces to help increase access to energy (November 15, 2024).

Exhibit 99.8	Disclosure of Transactions in Own Shares (November 18, 2024).

Exhibit 99.9	COP29: TotalEnergies and Oil India Join Forces to Collaborate on Methane Emissions Detection and Measurement (November 19, 2024).

Exhibit 99.10	Hydrogen: TotalEnergies Accelerates Decarbonization of its Platform at La Mède (November 25, 2024).

Exhibit 99.11	TotalEnergies’ Statement on its Investments related to Adani Group in India (November 25, 2024).

Exhibit 99.12	Disclosure of Transactions in Own Shares (November 25, 2024).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: December 2nd, 2024	By:	/s/ DENIS TOULOUSE
		Name:	Denis Toulouse
		Title:	Company Treasurer